Exhibit 99.3

S.R. Batliboi & Associates LLP Chartered Accountants	6th Floor – “A” Block Tidel Park, No. 4, Rajiv Gandhi Salai Taramani, Chennai – 600 113, India Tel: +91 44 6117 9000

Independent Auditor’s Report on the Quarterly and Year to Date Consolidated Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To

The Board of Directors of

Dr. Reddy’s Laboratories Limited

Report on the audit of the Consolidated Financial Results

Opinion

We have audited the accompanying statement of quarterly and year to date consolidated financial results of Dr. Reddy’s Laboratories Limited (“Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”), and its joint ventures for the quarter and year ended March 31, 2021 (“Statement”), attached herewith, being submitted by the Holding Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

i.	includes the results of the following entities;

SL.No	Name of the Company

Subsidiaries
1	Aurigene Discovery Technologies Limited
2	Cheminor Investments Limited
3	Dr. Reddy’s Bio-Sciences Limited
4	Dr. Reddy’s Farmaceutica Do Brasil Ltda.
5	Dr. Reddy's Laboratories SA
6	Idea2Enterprises (India) Private Limited
7	Imperial Credit Private Limited
8	Industrias Quimicas Falcon de Mexico, S.A.de C.V.
9	Reddy Antilles N.V. (till 02 November 2019)
10	Svaas Wellness Limited (formerly ‘Regkinetics Services Limited’ name changed December 18, 2020)
11	Aurigene Discovery Technologies (Malaysia) SDN BHD
12	Aurigene Discovery Technologies Inc.
13	Aurigene Pharmaceuticals Services Limited (from 16 September 2019)
14	beta Institut gemeinnützige GmbH
15	betapharm Arzneimittel GmbH
16	Chirotech Technology Limited
17	DRL Impex Limited
18	Dr. Reddy’s Laboratories (Australia) Pty. Limited
19	Dr. Reddy’s Laboratories Canada, Inc.
20	Dr. Reddy's Laboratories Chile SPA.

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295 Regd. Office : 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016

S.R. Batliboi & Associates LLP

Chartered Accountants

21	Dr. Reddy’s Laboratories (EU) Limited
22	Dr. Reddy’s Laboratories Inc.
23	Dr. Reddy's Laboratories Japan KK
24	Dr. Reddy’s Laboratories Kazakhstan LLP
25	Dr. Reddy’s Laboratories LLC
26	Dr. Reddy's Laboratories Louisiana LLC
27	Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.
28	Dr. Reddy’s Laboratories New York, LLC
29	Dr. Reddy's Laboratories Philippines Inc.
30	Dr. Reddy’s Laboratories (Proprietary) Limited
31	Dr. Reddy's Laboratories Romania S.R.L.
32	Dr. Reddy's Laboratories SAS
33	Dr. Reddy's Laboratories Taiwan Limited
34	Dr. Reddy's Laboratories (Thailand) Limited
35	Dr. Reddy’s Laboratories (UK) Limited
36	Dr. Reddy's Research and Development B.V.
37	Dr. Reddy’s Singapore PTE Limited (till 04 June 2019)
38	Dr. Reddy’s Srl
39	Dr. Reddy’s New Zealand Limited
40	Dr. Reddy’s (WUXI) Pharmaceutical Co. Limited
41	Dr. Reddy's Venezuela, C.A.
42	Dr. Reddy's Laboratories B.V. (Formerly Eurobridge Consulting B.V.)
43	Lacock Holdings Limited
44	OOO Dr. Reddy’s Laboratories Limited
45	OOO DRS LLC
46	Promius Pharma LLC
47	Reddy Holding GmbH
48	Reddy Netherlands B.V.
49	Reddy Pharma Iberia SA
50	Reddy Pharma Italia S.R.L
51	Reddy Pharma SAS
52	Dr. Reddy’s (Beijing) Pharmaceutical Co. Limited (from August 19, 2020)
53	Dr. Reddy’s Formulations Limited (from March 11, 2021)
Joint ventures
1	DRANU LLC
2	DRES Energy Private Limited
3	Kunshan Rotam Reddy Pharmaceutical Company Limited
Other consolidating entities
1	Cheminor Employees Welfare Trust
2	Dr. Reddy's Employees ESOS Trust
3	Dr. Reddy's Research Foundation

ii.	are presented in accordance with the requirements of the Listing Regulations in this regard; and
iii.	gives a true and fair view in conformity with the applicable accounting standards, and other accounting principles generally accepted in India, of the consolidated net profit and other comprehensive income and other financial information of the Group for the quarter and year ended March 31, 2021.

S.R. Batliboi & Associates LLP

Chartered Accountants

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (SAs), as specified under Section 143(10) of the Companies Act, 2013, as amended (“the Act”). Our responsibilities under those Standards are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Results” section of our report. We are independent of the Group, and its joint ventures in accordance with the ‘Code of Ethics’ issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us and other auditors in terms of their reports referred to in “Other Matter” paragraph below, is sufficient and appropriate to provide a basis for our opinion.

Management’s Responsibilities for the Consolidated Financial Results

The Statement has been prepared on the basis of the consolidated annual financial statements. The Holding Company’s Board of Directors are responsible for the preparation and presentation of the Statement that give a true and fair view of the net profit and other comprehensive income and other financial information of the Group including its joint ventures in accordance with the applicable accounting standards prescribed under section 133 of the Act read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The respective Board of Directors of the companies included in the Group and its joint ventures are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Group and its joint ventures and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Statement that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the Statement by the Directors of the Holding Company, as aforesaid.

In preparing the Statement, the respective Board of Directors of the companies included in the Group and its joint ventures are responsible for assessing the ability of the Group and its joint ventures to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group and its joint ventures are also responsible for overseeing the financial reporting process of the Group and of its joint ventures.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Results

Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the Statement.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

S.R. Batliboi & Associates LLP

Chartered Accountants

•	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.
•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group and its joint ventures to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group and its joint ventures to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the financial results/financial information of the entities within the Group of which we are the independent auditors and whose financial information we have audited, to express an opinion on the Statement. We are responsible for the direction, supervision and performance of the audit of the financial information of such entities included in the Statement of which we are the independent auditors. For the other entities included in the Statement, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain solely responsible for our audit opinion.

We communicate with those charged with governance of the Holding Company and such other entities included in the Statement of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

We also performed procedures in accordance with the Circular No. CIR/CFD/CMD1/44/2019 dated March 29, 2019 issued by the Securities Exchange Board of India under Regulation 33 (8) of the Listing Regulations, to the extent applicable.

S.R. Batliboi & Associates LLP

Chartered Accountants

Other Matter

The accompanying Statement includes the audited financial results/statements and other financial information, in respect of:

•	Two subsidiaries, whose financial results/statements include total assets of Rs 23,729 million as at March 31, 2021, total revenues of Rs 7,234 million and Rs 32,687 million, total net profit after tax of Rs. 431 million and Rs. 2,290 million, total comprehensive income/ (loss) of Rs. 81 million and Rs. (149) million, for the quarter and the year ended on that date respectively, and net cash outflows of Rs. 169 million for the year ended March 31, 2021, as considered in the Statement which have been audited by their respective independent auditors.

The independent auditor’s report on the financial statements/financial results/financial information of these entities have been furnished to us by the Management and our opinion on the Statement in so far as it relates to the amounts and disclosures included in respect of these subsidiaries is based solely on the reports of such auditors.

These subsidiaries are located outside India whose financial results/financial statements and other financial information have been prepared in accordance with the accounting principles generally accepted in their respective countries and which have been audited by other auditors under generally accepted auditing standards applicable in their respective countries. The Holding Company’s management has converted the financial results / financial statements of such subsidiaries located outside India from accounting principles generally accepted in their respective countries to accounting principles generally accepted in India. We have audited these conversion adjustments made by the Holding Company’s management. Our opinion in so far as it relates to the balances and affairs of such subsidiaries located outside India is based on the report of other auditors and the conversion adjustments prepared by the management of the Holding Company and audited by us.

The Statement includes the results for the quarter ended March 31, 2021 being the balancing figures between the audited figures in respect of the full financial year ended March 31, 2021 and the published unaudited year-to-date figures up to the end of the third quarter of the current financial year, which were subjected to a limited review by us, as required under the Listing Regulations.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm Registration Number: 101049W/E300004

/s/ S Balasubrahmanyam
per S Balasubrahmanyam
Partner
Membership No.: 053315

UDIN: 21053315AAAABJ5651

Place: Chennai

Date: May 14, 2021

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED 31 MARCH 2021

		All amounts in Indian Rupees millions
		Quarter ended			Year ended
Sl.		31.03.2021	31.12.2020	31.03.2020	31.03.2021	31.03.2020
No.	Particulars	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1	Revenue from operations
	a) Net sales / income from operations	46,083	47,109	43,361	184,202	163,574
	b) License fees and service income	1,201	2,187	957	5,520	11,026
	c) Other operating income	398	123	171	753	570

	Total revenue from operations	47,682	49,419	44,489	190,475	175,170

2	Other income	826	705	736	2,914	6,206

3	Total income (1 + 2)	48,508	50,124	45,225	193,389	181,376

4	Expenses
	a) Cost of materials consumed	10,261	11,773	7,453	42,958	29,848
	b) Purchase of stock-in-trade	6,768	6,803	5,875	25,736	25,459
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(1,614)	(2,199)	1,983	(7,905)	237
	d) Employee benefits expense	8,930	9,157	8,555	36,299	33,802
	e) Depreciation and amortisation expense	3,088	3,112	2,741	12,288	11,631
	f) Impairment of non-current assets	15	5,972	7	6,768	16,767
	g) Finance costs	297	188	230	970	983
	h) Selling and other expenses	12,790	12,520	11,124	47,920	44,353

	Total expenses	40,535	47,326	37,968	165,034	163,080

5	Profit before tax and before share of equity accounted investees(3 - 4)	7,973	2,798	7,257	28,355	18,296

6	Share of profit of equity accounted investees, net of tax	179	151	105	480	561

7	Profit before tax (5+6)	8,152	2,949	7,362	28,835	18,857

8	Tax expense / (benefit):
	a) Current tax	1,380	1,902	417	8,172	6,616
	b) Deferred tax	1,199	768	(866)	1,147	(8,019)

9	Net profit after taxes and share of profit of associates (7 - 8)	5,573	279	7,811	19,516	20,260

10	Other comprehensive income
	a) (i) Items that will not be reclassified subsequently to profit or loss	1,042	2,803	(326)	4,026	(412)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	(220)	-	(22)	(220)	(22)
	b) (i) Items that will be reclassified subsequently to profit or loss	(6)	930	(1,011)	1,913	(448)
	(ii) Income tax relating to items that will be reclassified to profit or loss	(24)	(1)	96	(319)	232
	Total other comprehensive income	792	3,732	(1,263)	5,400	(650)

11	Total comprehensive income (9 + 10)	6,365	4,011	6,548	24,916	19,610

12	Paid-up equity share capital (face value Rs. 5/- each)	832	831	831	832	831

13	Other equity				175,585	155,157

14	Earnings per equity share (face value Rs. 5/- each)
	Basic	33.61	1.68	47.12	117.67	122.22
	Diluted	33.51	1.67	47.03	117.34	121.99
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

DR. REDDY'S LABORATORIES LIMITED

Segment Information		All amounts in Indian Rupees millions
		Quarter ended			Year ended
		31.03.2021	31.12.2020	31.03.2020	31.03.2021	31.03.2020
Sl. No.	Particulars	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Pharmaceutical Services and Active Ingredients	9,923	8,841	8,782	39,284	32,086
	b) Global Generics	39,007	40,778	36,460	154,759	138,264
	c) Proprietary Products	243	124	2	523	7,949
	d) Others	390	1,412	723	2,814	2,781
	Total	49,563	51,155	45,967	197,380	181,080

	Less: Inter-segment revenue	1,881	1,736	1,478	6,905	5,910
	Total revenue from operations	47,682	49,419	44,489	190,475	175,170

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	2,517	1,776	2,050	9,444	6,219
	b) Global Generics	22,446	23,454	20,332	91,111	78,449
	c) Proprietary Products	238	100	(7)	482	7,744
	d) Others	178	1,211	442	2,058	1,626
	Total	25,379	26,541	22,817	103,095	94,038

	Less: Selling and other un-allocable expenditure/(income), net	17,227	23,592	15,455	74,260	75,181
	Total profit before tax	8,152	2,949	7,362	28,835	18,857

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental Capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	These results have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2	During the year ended 31 March 2021, there were significant changes to the market conditions for certain of the products forming part of Company’s Global Generics and Proprietary Products segments. The changes include the launch by competitor of generic version of the product, decrease in the market potential of products primarily due to higher than expected price erosion and increased competition, and higher than expected value erosion. Due to these adverse market developments, the Company recorded an impairment loss of:
- Rs. 3,180 million relating to Ethinyl estradiol / Ethenogestral vaginal ring (a generic equivalent to NuvaRing®);
- Rs. 1,587 million relating to Saxagliptin and metformin (generic version of Kombiglyze-XR) and Phentermine and Topiramate (generic version of Qsymia®); and
- Rs. 1,955 million relating to other intangible assets forming part of the Company's Global Generics and Proprietary Products segments.
In addition, an amount of Rs. 46 million was recorded as impairment loss pertaining to property, plant and equipment on write-down of assets to fair value less costs to sell forming part of Company’s Global generics segment.

3	Tax expense for the year ended 31 March 2021 includes the following:
- Rs. 1,012 million of benefit, in the quarter ended 30 June 2020, on account of recognition of deferred tax asset consequrnt to a planned restructuring activity between the Group companies; and
- Rs. 627 million of expense, in the quarter ended 31 March 2021, on account of derecognition of deferred tax asset due to non-availability of depreciation on goodwill pursuant to an amendment to section 2(11) of the Income Tax Act in the Finance Act, 2021.

4	During the quarter ended 31 December 2020, the Company entered into a definitive agreement with Glenmark Pharmaceuticals Ltd. to acquire, certain brands in various Emerging Market countries for a total consideration of Rs. 1,516 million. The said transaction was accounted for as an acquisition of product related intangibles.

5	On 10 June 2020, the Company completed the acquisition of select divisions of Wockhardt Limited's branded generics business in India and the territories of Nepal, Sri Lanka, Bhutan and Maldives. The business comprises a portfolio of 62 brands in multiple therapy areas, such as respiratory, neurology, venous malformations, dermatology, gastroenterology, pain, and vaccines. This entire portfolio has been transferred to the Company, along with related sales and marketing teams, the manufacturing plant located in Baddi, Himachal Pradesh, and employees. During the quarter ended 30 September 2020, the Company completed the purchase price allocation. The fair value of consideration transferred is Rs.16,115 million. The Company recognised Rs. 373 million, Rs. 14,888 million and Rs. 530 million towards property, plant and equipment, intangible assets, and goodwill, respectively. The acquisition pertains to Company's Global Generics segment.

6	The Company has commenced a detailed investigation into an anonymous complaint. The complaint alleges that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the US Foreign Corrupt Practices Act. A legal Firm is conducting the investigation at the instruction of a Committee of the Company Board of Directors. The investigation is ongoing. The Company has disclosed the matter to the US Department of Justice, Securities and Exchange Commission and Securities Exchange Board of India. While the matter may result in government enforcement actions against the Company in the United States and/or foreign jurisdictions, which could lead to civil and criminal sanctions under relevant laws, the probability of such action and the outcome are not reasonably ascertainable at this time.

7	"Revenue from operations" for the year ended 31 March 2020 includes an amount of Rs. 7,486 million (U.S.$108.7 million) towards license fee for selling US and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRA® (sumatriptan nasal spray) 10 mg, (formerly referred to as “DFN-02”) to Upsher-Smith Laboratories, LLC. The costs associated with this transaction are Rs. 328 million.

DR. REDDY'S LABORATORIES LIMITED

8	"Other income" for the year ended 31 March 2020 includes an amount of Rs. 3,457 million received from Celgene, pursuant to a settlement agreement entered in April 2019. The agreement effectively settles any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID brand capsules, (Lenalidomide) pending before Health Canada.

9	Total impairment charge for the year ended 31 March 2020 is Rs. 16,767 million, of which Rs. 11,137 million was towards impairment of gNuvaring, Rs. 4,385 million was towards ramelteon, tobramycin and imiquimod, and the balance is towards other product related intangibles forming part of the Company’s Global generics and Proprietary Products segments.

10	Tax benefit for the year ended 31 March 2020 was primarily due to recognition of deferred tax asset of:
- Rs. 4,989 million towards MAT recoverable pursuant to enactment of Taxation Laws (Amendment) Act, 2019;
- Rs. 1,264 million pursuant to a planned restructuring activity between the group Companies.

11	Consolidated Balance Sheet	All amounts in Indian Rupees millions

	As at	As at
	31.03.2021	31.03.2020
Particulars	(Audited)	(Audited)
ASSETS
Non-current assets
Property, plant and equipment	47,322	47,779
Capital work-in-progress	9,539	4,364
Goodwill	5,599	4,913
Other intangible assets	29,136	15,811
Intangible assets under development	6,112	10,987
Investment in equity accounted investees	3,375	2,763
Financial assets
Investments	4,958	328
Trade receivables	118	1,737
Other financial assets	768	793
Deferred tax assets, net	10,686	12,199
Tax assets, net	2,745	4,379
Other non-current assets	307	209
Total non-current assets	120,665	106,262
Current assets
Inventories	45,412	35,067
Financial assets
Investments	19,744	23,687
Trade receivables	49,641	50,278
Derivative instruments	1,218	1,105
Cash and cash equivalents	14,829	2,053
Other financial assets	1,858	3,377
Other current assets	12,650	10,424
Total current assets before assets held for sale	145,352	125,991
Assets held for sale	151	-
Total current assets	145,503	125,991

TOTAL ASSETS	266,168	232,253

EQUITY AND LIABILITIES
Equity
Equity share capital	832	831
Other equity	175,585	155,157
Total equity	176,417	155,988
Liabilities
Non-current liabilities
Financial liabilities
Borrowings	6,299	1,304
Provisions	508	745
Deferred tax liabilities, net	289	20
Other non-current liabilities	1,617	2,055
Total non-current liabilities	8,713	4,124
Current liabilities
Financial liabilities
Borrowings	23,145	16,532
Trade payables
Total outstanding dues of micro enterprises and small enterprises	158	55
Total outstanding dues of creditors other than micro enterprises and small enterprises	17,951	15,193
Derivative instruments	326	1,602
Other financial liabilities	24,281	27,006
Liabilities for current tax, net	1,388	572
Provisions	5,015	4,669
Other current liabilities	8,774	6,512
Total current liabilities	81,038	72,141

TOTAL EQUITY AND LIABILITIES	266,168	232,253

DR. REDDY'S LABORATORIES LIMITED

12	Consolidated statement of cashflows	All amounts in Indian Rupees millions

	Year ended	Year ended
	31.03.2021	31.03.2020
Particulars	(Audited)	(Audited)
Cash flows from / (used in) operating activities
Profit before tax	28,835	18,857
Adjustments for:
Fair value gain on financial instruments at fair value through profit or loss	(557)	(929)
Depreciation and amortisation expense	12,288	11,631
Impairment of non-current assets	6,768	16,767
Allowance for credit losses (on trade receivables and other advances)	230	190
Loss/(gain) on sale or de-recognition of non-current assets, net	42	68
Share of profit of equity accounted investees	(480)	(561)
Foreign exchange loss/(gain), net	1,853	(2,152)
Interest income	(826)	(888)
Finance costs	970	983
Equity settled share-based payment expense	584	521
Dividend on mutual funds	- *	(5)
Changes in operating assets and liabilities:
Trade receivables	2,081	(12,446)
Inventories	(9,881)	(1,487)
Trade payables	2,861	1,576
Other assets and other liabilities, net	(3,349)	4,821
Cash generated from operations	41,419	36,946
Income tax paid, net	(5,716)	(7,105)
Net cash from operating activities	35,703	29,841

Cash flows from / (used in) investing activities
Expenditures on property, plant and equipment	(9,741)	(4,846)
Proceeds from sale of property, plant and equipment	85	131
Expenditures on other intangible assets	(2,820)	(1,269)
Proceeds from sale of other intangible assets	-	259
Payment for acquisition of business	(15,514)	-
Purchase of investments	(75,418)	(111,918)
Proceeds from sale of investments	79,528	111,704
Dividend received from equity accounted investees	-	392
Interest and dividend received	1,220	624
Net cash used in investing activities	(22,660)	(4,923)

Cash flows from / (used in) financing activities
Proceeds from issuance of equity shares (including treasury shares)	269	4
Purchase of treasury shares	(1,193)	(474)
Proceeds from short-term loans and borrowings, net	6,791	4,235
Proceeds from long-term loans and borrowings	3,800	-
Repayment of long-term loans and borrowings	(3,743)	(22,918)
Payment of principal portion of lease liabilities	(754)	(482)
Dividends paid (including corporate dividend tax for the year ended 31 March 2020)	(4,147)	(3,916)
Interest paid	(1,321)	(1,608)
Net cash used in financing activities	(298)	(25,159)

Net increase / (decrease) in cash and cash equivalents	12,745	(241)
Effect of exchange rate changes on cash and cash equivalents	113	(25)
Cash and cash equivalents at the beginning of the year(1)	1,962	2,228
Cash and cash equivalents at the end of the year(2)	14,820	1,962

*	Rounded off to the nearest million.
(1)	Adjusted for bank-overdraft of Rs. 91 million and Rs. Nil for the years ended 31 March 2021 and 31 March 2020, respectively.
(2)	Adjusted for bank-overdraft of Rs. 9 million and Rs. 91 million for the years ended 31 March 2021 and 31 March 2020, respectively.

13	The Code on Social Security, 2020 (‘Code’) received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code and the rules thereunder when they come into effect.

DR. REDDY'S LABORATORIES LIMITED

14	On 22 October 2020, the Company experienced a cybersecurity incident related to ransomware. The Company could contain the incident in a timely fashion and has also ensured that all traces of the infection are completely cleaned from the network. All affected systems were restored and brought back to normalcy in the order of priority. Based on our forensic investigation, no evidence was found of any data breaches leading to personally identifiable information. Since then, the Company has also been focused on implementing significant improvements to its cyber and data security systems to safeguard from such risks in the future.

15	The Company continues to consider the impact of COVID-19 pandemic in assessing the recoverability of receivables, goodwill, intangible assets, and certain investments. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. The Company based on its judgements, estimates and assumptions including sensitivity analysis expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets.The Company will continue to closely monitor any material changes to future economic conditions.

16	The audited results were reviewed by the Audit Committee of the Board on 13 May 2021 and approved by the Board of Directors of the Company at their meeting held on 14 May 2021.

17	The Board of Directors, at their meeting held on 14 May 2021, have recommended a final dividend of Rs. 25 per share subject to the approval of shareholders.

18	The figures of the fourth quarter are the balancing figures between audited figures in respect of the full financial year and published year to date figures upto the third quarter of the relevant financial year. Also the figures upto the end of third quarter were only reviewed and not subjected to audit.

19	The results for the quarter and year ended 31 March 2021 periods presented have been audited by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

By order of the Board
For Dr. Reddy's Laboratories Limited

/s/ G V Prasad
Place: Hyderabad	G V Prasad
Date: 14 May 2021	Co-Chairman & Managing Director